

17016637

SE
Mail Processing SECURITIES AND EXCHANGE COMMISSION
Section Washington, D.C. 20549

MAR 0 9

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68913

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waypoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 South Cook Street, Suite 201
(No. and Street)

Barrington (City) Illinois (State) 60010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James E. Holder 918-633-2647
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briscoe, Burke & Grigsby
(Name – *if individual, state last, first, middle name*)

4120 East 51st Street (Address) Tulsa (City) Ok (State) 74135 (Zip Code)

RECEIVED
2017 MAR AM 7:10
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven Sprindis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waypoint Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steven C. Sprindis
Signature

Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WAYPOINT SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2016

WAYPOINT SECURITIES, LLC

Table of Contents

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations and Changes in Members' Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5-6
SUPPLEMENTARY INFORMATION	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	7
Schedule II – Reconciliation Pursuant to Rule 17a-5(d)(4)	8
Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	9

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Waypoint Securities, LLC

We have audited the accompanying statement of financial condition of Waypoint Securities, LLC as of December 31, 2016, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated for the year then ended. These financial statements are the responsibility of Waypoint Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waypoint Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I - The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), Schedule II – Reconciliation Pursuant to Rule 17a-5(d)(4) (Schedule II), and Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) has been subjected to audit procedures performed in conjunction with the audit of Waypoint Securities, LLC's financial statements. Schedule I, II, and III are the responsibility of Waypoint Securities, LLC's management. Our audit procedures included determining whether Schedule I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I, II, and III. In forming our opinion on Schedule I, II, and III, we evaluated whether Schedule I, II, and III, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



Certified Public Accountants

Tulsa, Oklahoma
February 24, 2017

WAYPOINT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash	$	7,574
Prepaid expense		2,330
Total current assets		9,904
Total Assets	$	9,904
LIABILITIES & MEMBERS' EQUITY		
Accounts payable - related party	$	1,251
Total liabilities		1,251
MEMBERS' EQUITY		8,653
Total Liabilities and members' equity	$	9,904

WAYPOINT SECURITIES, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE	$	13,922
EXPENSES		14,311
NET LOSS		(389)
BEGINNING MEMBERS' EQUITY		9,042
ENDING MEMBERS' EQUITY	$	8,653

WAYPOINT SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(389)
Adjustments to reconcile net loss to net cash provided by operations		
Accounts receivable - related party		1,000
Prepaid expense		581
Accounts payable - related party		(5)
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,188
NET INCREASE IN CASH		1,188
CASH, BEGINNING OF YEAR		6,386
CASH, END OF YEAR	$	7,574

See Notes to Financial Statements and Independent Auditors' Report

NOTE A - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

Waypoint Securities, LLC (the Company), a Delaware limited liability company, was organized in April, 2012. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, in connection with its activities as a broker/dealer provides investment banking services and sells corporate securities for private placement offerings.

Limited Liability Company

Under the provisions of the operating agreement, the owners (members) are not personally liable for any debts, liabilities or obligations of the Company beyond their equity, except as expressly set forth in the operating agreement.

Revenue recognition

Revenue is recognized when services are substantially completed.

Income taxes

Waypoint Securities, LLC has elected to be treated as a partnership for federal income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings as determined by the operating agreement.

The Financial Accounting Standards Board has issued guidance on accounting for uncertainty in income taxes. The Company has adopted this guidance. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

Use of accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Concentrations

In 2016, the Company received 100% of its revenues from Waypoint Private Capital, Inc. (a related party) through consulting income.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company met both requirements (see Schedule I in the Supplementary Information for calculation).

NOTE C - REGULATORY PROVISIONS

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements or provide information relating to the possession and control requirements under Rule 15c3-3.

NOTE D - RELATED PARTY TRANSACTIONS

The Company has accounts payable of $1,251 as of December 31, 2016 that are due to a related party.

NOTE E - SUBSEQUENT EVENTS

The Company has evaluated subsequent events and their related disclosures through the audit report date which coincides with the financial statement issuance date and identified no such events.

SUPPLEMENTARY INFORMATION

WAYPOINT SECURITIES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Total members' equity qualified for net capital from the Statement of Financial Condition	$	8,653
Less: Total nonallowable assets	$	2,330
Net Capital	$	6,323
Aggregate indebtedness from the Statement of Financial Condition	$	1,251
Basic net capital requirements	$	5,000
Ratio: aggregate indebtedness to net capital		19.8%

WAYPOINT SECURITIES, LLC
SCHEDULE II – RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2016

	Per Audited Report	Per Unaudited Report
Total members' equity qualified for net capital from the Statement of Financial Condition	8,653	8,653
Less Total non-allowable assets		2,330
Net capital		6,323
Aggregate indebtedness from the Statement of Financial Condition		1,251
Basic net capital requirements		5,000
Percentage of aggregated indebtedness to net capital		19.8%

See Notes to Financial Statements and Independent Auditors' Report

WAYPOINT SECURITIES, LLC
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Waypoint Securities, LLC operates pursuant to the Section (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

Briscoe, Burke & Grigsby LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Waypoint Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Waypoint Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Waypoint Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i), (the "exemption provisions") and (2) Waypoint Securities, LLC stated that Waypoint Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Waypoint Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Waypoint Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

Tulsa, Oklahoma
February 24, 2017

WAYPOINT SECURITIES, LLC
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2016

We, as members of management of Waypoint Securities LLC (the Company) are responsible for complying with 17 C.F.R. 240.l7a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the company's compliance with the requirements of 7 C.F.R. 240.l 7a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "exemption provisions).

Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R. 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240 15c3-3(k)(2)(i)

2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.l 5c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.



Steven G. Sprindis
General Securities Principal